Exhibit 99.168
news release

6 Adelaide Street East, Suite 500	Shares outstanding: 44,299,901
Toronto, ON M5C 1H6	TSX: BLE, BLE.WT
Frankfurt: A6R
February 3, 2006
Blue Pearl intersects 48.8 metres grading 0.46% MoS2 at Smithers B.C.
Blue Pearl Mining is pleased to announce initial results from an underground drill program designed to test mineralization located approximately 300 metres below its Davidson molybdenum deposit near Smithers, B.C.
Hole 165, the first in an initial six-hole program, intersected 48.8 metres grading 0.46% MoS2. Assays are pending from four other completed holes that intersected this mineralized zone and a sixth hole is in progress. Hole 165 encountered this zone from 295.6 to 344.4 metres down the hole and appears to be representative of the approximate thickness of the zone.
Based on these encouraging results from this Lower Zone, the Company is mobilizing a second drill rig, also to be set up in the existing underground workings, and will expand the program with 12 additional holes.
The Lower Zone currently being drilled was discovered by Climax Molybdenum in 1972 with two drill holes, numbers 142 and 143, which returned 0.46% MoS2 over 49 metres and 0.37% MoS2 over 36.5 metres, respectively. Hole 165, approximately 30 metres southwest of Hole 143, is the first follow-up drilling done on this zone since 1972.
Results from the Lower Zone are not included in a previously reported mineral resource for the Davidson Deposit. Based on a technical report compliant with National Instrument 43-101 and filed on SEDAR, and using a cut-off grade of 0.2% MoS2, the Davidson Deposit is estimated to contain a measured and indicated mineral resource of 83.0 million tons grading 0.295% MoS2 representing 293.5 million pounds of molybdenum (please refer to the Company’s news release of March 3, 2005). Regarding this mineral resource estimate, Gary Giroux, P. Eng., is the independent qualified person in accordance with National Instrument 43-101 and has read and approved this news release.
The top of the Lower Zone is located approximately 300 metres below the level of the existing underground workings, and just above the elevation of a proposed new portal. To view a diagram of the current drill program, see map at end.
Sampling, Assaying and Quality Control
Samples are taken as half of the split core. ACME Laboratories Ltd. of Vancouver, B.C., Canada, is being used for sample preparation and assaying. Individual samples that make up the intervals reported above consist of 16 values varying from 0.137% MoS2 to 1.344% MoS2 with no single assay unduly influencing the composited interval grade.
ACME Laboratories uses industry standard procedures. Core samples were crushed to pass 10-mesh-size sieve, a 200 to 250 gram split was then pulverized to have no greater than 95% passing a 200-mesh-sized sieve to produce a homogenized sub-sample.
Internal quality control programs include the use of blanks, duplicates, internal standards, certified standards and internal check assaying. External check assays will be routinely performed at Chemex Laboratories of North Vancouver, B.C., Canada, with check samples submitted independently by the Company.
Qualified Person
Jim Hutter, a consultant to the Company, is the Qualified Person on this exploration program as defined by National Instrument 43-101. The drilling program is being conducted under the supervision of Mr. Hutter who has read and approved this news release.
Previously Announced Private Placement
The Company also announces that it has closed a previously announced private placement to raise $400,000.
About Blue Pearl
Blue Pearl is a Canadian mineral resource company focused solely on developing the Davidson molybdenum deposit near Smithers, B.C. For further information please visit our web site at www.bluepearl.ca or contact:

Ian McDonald, Chairman & CEO	Christina Lalli
or Jim Borland, Investor Relations Director	Renmark Financial Communications Inc.
Blue Pearl Mining Ltd.	Tel.: 514-939-3989
Tel: 416- 860-1438, toll free: 1-800-827-0992	clalli@renmarkfinancial.com
info@bluepearl.ca